Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 13, 2018

Relating to Preliminary Prospectus Supplement dated March 13, 2018

Registration Statement No. 333-209914

PRICING TERM SHEET

United States Steel Corporation

$650 million aggregate principal amount of

6.250% Senior Notes due 2026 (the “notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated March 13, 2018 relating to the offering of the notes (“preliminary prospectus supplement”), including the documents incorporated by reference therein and the related base prospectus dated March 3, 2016, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	United States Steel Corporation (“USS”)

Title of securities:	6.250% Senior Notes due 2026

Principal amount:	$650 million

Coupon:	6.250%

Maturity date:	March 15, 2026

Price to public:	100% of principal amount plus accrued interest, if any, from March 15, 2018

Yield to maturity:	6.250%

Spread to benchmark treasury:	+ 343 basis points

Benchmark treasury:	UST 1.625% due February 15, 2026

Interest payment dates:	March 15 and September 15, beginning September 15, 2018

Interest payment record dates:	March 1 and September 1 of each year

Mandatory redemption:	None

Optional redemption:

USS may redeem the notes, in whole or in part, at its option at any time and from time to time prior to March 15, 2021 at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the redemption price of the notes to be redeemed if they were redeemed on March 15, 2021 and all required interest payments due on such notes through March 15, 2021, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after March 15, 2021, USS may redeem the notes, in whole or in part, at its option at any time and from time to time at the redemption prices specified below (expressed as percentages of principal amount), plus accrued and unpaid

	interest, if any, to, but excluding, the date of redemption, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

	On or after:	Price:
	2021	103.125%
	2022	101.563%
	2023 and thereafter	100.000%

At any time prior to March 15, 2021, USS may also redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price equal to 106.25% of the principal amount of the notes, together with accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of control repurchase event:

If a change of control repurchase event occurs, USS will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.

Pricing date:	March 13, 2018

Closing date:	March 15, 2018 (T+2).

Joint book-running managers:	J.P. Morgan Securities LLC
	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	Barclays Capital Inc. Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:

SunTrust Robinson Humphrey, Inc.
Citizens Capital Markets, Inc.
PNC Capital Markets LLC
BMO Capital Markets Corp.
Commerz Markets LLC
ING Financial Markets LLC
BNY Mellon Capital Markets, LLC
The Huntington Investment Company

CUSIP/ISIN:	912909AN8 / US912909AN84

Issue Ratings:

Moody’s: B2
S&P: B

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Use of proceeds:

USS intends to use the net proceeds from this offering, together with cash on hand, to fund the repurchase of all of its outstanding 8.375% Senior Secured Notes due 2021 and the payment of related fees and expenses.

USS has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents USS has filed with the SEC for more complete information about USS and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, USS, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them from J.P. Morgan Securities LLC by telephone at 1-800-245-8812 or e-mail: hy_syndicate@restricted.chase.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at 1-800-294-1322 or email: dg.prospectus_requests@baml.com; Barclays Capital Inc. by telephone at 1-888-603-5847 or email: barclayprospectus@broadridge.com; Wells Fargo Securities, LLC by telephone at 1-800-645-3751 Opt 5 or email: wfscustomerservice@wellsfargo.com; Credit Suisse by telephone at 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com,; Citigroup Global Markets Inc. by telephone at 1-800-831-9146 or email: prospectus@citi.com; Goldman Sachs & Co. LLC by telephone at 1-866-471-2526 or e-mail: prospectus-ny@ny.email.gs.com or Morgan Stanley & Co. LLC by telephone at 1-866-718-1649 or e-mail: prospectus@morganstanley.com.